FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2007

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press release related to the notification of Extraordinary Shareholders' Meeting and modification of dividend policy.

News Release

FOR IMMEDIATE RELEASE

For more information, please contact:
Sofía Chellew - Verónica Gaete
María José Rodríguez - Carolyn McKenzie	Andrea Priest / David Serry
TELEFÓNICA CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	Tel: 646-284-9425 / 646-2849407
Fax: 562-691-2392
E-mail:	E-mail:
sofia.chellew@telefonicachile.cl,	apriest@hfgcg.com
veronica.gaete@telefonicachile.cl	dserry@hfgcg.com
mariajose.rodriguez@telefonicachile.cl
carolyn.mckenzie@telefonicachile.cl

TELEFÓNICA CHILE ANNOUNCES NOTIFICATION FOR EXTRAORDINARY SHAREHOLDERS' MEETING AND MODIFICATION OF ITS DIVIDEND POLICY

Santiago, Chile February 26, 2007 Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) (Telefonica Chile or the Company) has announced that at its meeting on February 26, 2007, the Company's Board of Directors agreed to do the following:

  Call an extraordinary shareholders' meeting for Friday, April 13, 2007, in order to consider the following matters:

i)  Capital reduction of Ch$48,815,011,335 (Ch$51 per share)

ii) Modification of Article Five of the Company's bylaws (regarding changes to paid-in capital).

iii) Adopt the necessary agreements to implement the aforementioned modifications.

  Modify the Company's outstanding dividend distribution policy of 100% of net income, by adding the following: "In addition to paying dividends equivalent to 100% of net income, for the 2007 fiscal year, to the extent that there is a free cash flow and the Company's business-related obligations have been fulfilled, the Board's intention is to distribute a portion of this free cash flow to shareholders. This distribution will be proposed at a shareholders' meeting to be called for this purpose."

The full text of the Company's new dividend distribution policy will be available in the Investor Relations section of the Company's Web site, www.telefonicachile.cl, as of February 27, 2007.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is a leading telecommunications company in Chile and one of the country's benchmark stocks. It provides local telephone service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing, value-added and digital television services, among others.

This news release may contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance. Forward looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions and, if any, would be based on current expectations although actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Among these factors are changes in Chile's regulatory framework and the impact of increased competition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2007

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer